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SEC FILE NUMBER
8-65718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GALLATIN CAPITAL, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 MADISON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANA ADEN	(212) 891-7980	daden@gallatincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUM SMITH & BROWN, PC
(Name – if individual, state last, first, and middle name)

506 CARNEGIE CTR., SUITE 400	PRINCETON	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JOHN YOUNGBLOOD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GALLATIN CAPITAL, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRINCIPAL

Notary Public

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2028

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GALLATIN CAPITAL LLC

Financial Statement

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
JUNE 30, 2024

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
Gallatin Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of June 30, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

October 10, 2024
New York, New York

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

ASSETS:

Cash, unrestricted	$	1,500,259
Fees receivable		6,492,024
Right of use asset		1,081,161
Cash, restricted		25,819
Other assets		166,709
TOTAL ASSETS	$	9,265,972

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Commissions payable	$	4,640,999
Lease liability		1,081,161
Deferred income tax liability		134,407
Distribution payable		133,333
Accounts payable and accrued expenses		66,295
Security deposit payable		25,806
TOTAL LIABILITIES		6,082,001
MEMBERS' EQUITY		3,183,971
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	9,265,972

See Accompanying Notes to Financial Statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue and Expense Recognition
Under Topic 606, revenue from contracts is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition
The Company determines revenue recognition through the following five steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from Hedge Fund Capital Raising: Management Fees, Incentive Fees and Success Fees
The Company engages in raising capital for hedge funds. The Company receives trailer fees, which consist of management fees and incentive fees, from having placed investors at hedge funds and the investor maintaining the funds in that respective hedge fund. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Incentive fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees. The other way the Company can earn fees, from hedge fund capital raising, is upon the successful placement of money in a hedge fund. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for success fee transactions, as there are no significant actions which the Company needs to take subsequent to this date. All of the management fees and incentive fees were earned over time and all of the success fees were earned at a point in time. A portion of revenue recognized in the current year is for performance obligations satisfied in prior years.

Advisory Fees
The Company engages in advising and consulting of hedge funds. Revenue from these ongoing advisory services is recognized in accordance with their respective agreement, which are over time as services are performed or at a point in time if there is a termination of a contract.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The fees receivable balances as of July 1, 2023 and June 30, 2024 were $7,661,447 and $6,492,024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (continued)

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of July 1, 2023 and June 30, 2024, there were no contract asset balances.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2023 and June 30, 2024, there were $54,901 and $0, respectively, in contract liabilities.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statement. The Company is subject to Pass-Through Entity Tax Act ("PTET") and New York City unincorporated business tax and has paid estimated quarterly taxes for the year ended June 30, 2024.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, *Accounting for Uncertainty in Income Taxes*. The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The Topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2024, the Company had a deferred income tax liability of $134,407 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book-to-tax differences with respect to accounts receivable and commissions payable. There was no liability for uncertain tax positions at June 30, 2024.

New York State enacted PTET effective for tax years beginning on or after January 1, 2022. PTET allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for its tax year ended December 31, 2023 and 2024. The PTET rates do not differ from the statutory rates. The Company had prepaid PTET of $90,000, which is included in Other assets on the accompanying statement of financial condition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of a letter of credit that secures the operating lease for the office discussed in Note 6. As of June 30, 2024, the security deposit amount is $25,819.

Financial Instruments-Credit Losses

In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, *Financial Instruments - Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $1,193,125, which was $868,696 in excess of its required net capital of $324,429. The Company's percentage of aggregate indebtedness to net capital was 408%.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company has significant cash balances at one financial institution which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Fees Receivable

As of June 30, 2024, approximately 81% of the Company's fees receivable balance was from three customers.

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of June 30, 2024:

Furniture and fixtures	$151,034
Office equipment	33,028
Computer software	8,390
Less: Accumulated depreciation	192,452
	192,452
	$ -

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software is 5 years.

NOTE 6 – COMMITMENTS:

Operating Lease

In February 2016, the FASB established Topic 842, *Leases*, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU No. 2018-11, *Targeted Improvements*. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

NOTE 6 – COMMITMENTS:

Operating Lease (continued)

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The new standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

The Company has a lease for office space in New York City which expired on June 30, 2024, and was extended to June 30, 2025, and extended further to January 31, 2030. The lease is secured by a $41,594 deposit held by the landlord, which is included in the other assets on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of June 30, 2024 are as follows:

2025	$ 247,104
2026	253,282
2027	259,614
2028	266,104
2029	272,757
2030	279,575
Total undiscounted lease payments	1,578,436
Less: Imputed interest	(497,275)
Total lease liability	$1,081,161

The weighted average remaining lease term is 5 years, and the weighted average discount rate used was the incremental borrowing rate, as of July 1, 2024, of 7.5% according to the fourth amendment of the lease. As of June 30, 2024, the statement of financial condition includes a right-of-use operating lease asset of $1,081,161 and a related operating lease liability of $1,081,161 related to this matter.

The components of lease expense were as follows:

Lease cost:		
Amortization of right-of-use-assets	$	370,940
Interest on leases		(25,879)
Total lease cost	$	345,061

Supplemental statement of financial condition information related to leases was as follows:

Operating Leases		
Operating lease right-of-use assets	$	1,081,161
Operating lease liabilities	$	1,081,161

Other information related to leases as of June 30, 2024 was as follows:

Supplemental cash flow information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	384,949

Sublease

The Company entered into a sublease agreement with a subtenant on July 12, 2021, where the Company rents a portion of its office space to the subtenant at a monthly rent of $8,602. The sublease expired on April 30, 2023. The subtenant extended the lease agreement through June 30, 2023, and then again extended the lease further until June 30, 2024. As of June 30, 2024, there is no further extension on the sublease. The subtenant has a security deposit with the Company in the amount of $25,806 which is reported in the statement of financial condition.

NOTE 7 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of members, or to have notice of such meetings. As of June 30, 2024, there were 300 Class A Units and 0 Class B Units, issued and outstanding.

NOTE 8 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed annual limits set by the Internal Revenue Service. The employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations. For the year ended June 30, 2024, the Company contributed $24,557 to the 401(k) Plan.

NOTE 9 - FINRA INQUIRY

The Company operates in a highly regulated industry and from time to time, in the ordinary course of business, the Company receives various regulatory inquiries. Management is not aware of any unasserted claims that it believes will have a material adverse effect on its business, results of operations, or financial position.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through the date which financial statement were available to be issued, for possible disclosure and recognition in the financial statement. The Company has determined that there were no events which took place that would have a material impact on its financial statement.